Exhibit 99.1

Elan Corporation, plc

Unaudited Condensed Consolidated Financial Statements

Three and Nine Month Periods Ended September 30, 2013

Elan Corporation, plc

Unaudited Condensed Consolidated Statements of Operations

For the three and nine months ended September 30, 2013 and 2012

(in millions, except per share data)

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
		Continuing Operations:
$48.6	$—	Product revenue (note 2)	$105.1	$—
—	—	Cost of sales	—	0.2

48.6	—	Gross margin	105.1	(0.2)
		Operating expenses:
24.1	24.0	Selling, general and administrative expenses	79.3	86.8
17.4	23.0	Research and development expenses	59.0	73.5
11.4	107.7	Other net charges (note 3)	127.6	109.6

52.9	154.7	Total operating expenses	265.9	269.9

(4.3)	(154.7)	Operating loss	(160.8)	(270.1)
		Net interest and investment losses:
(1.5)	15.0	Net interest (income)/expense (note 4)	12.1	44.2
—	—	Net charge on debt retirements (note 5)	140.2	—
10.1	145.8	Net loss on equity method investments (note 6)	39.3	196.0
0.2	—	Net investment losses	0.2	—

8.8	160.8	Net interest and investment losses	191.8	240.2

(13.1)	(315.5)	Net loss before income taxes	(352.6)	(510.3)

0.7	(16.2)	Provision for/(benefit from) from income taxes (note 7)	(14.2)	(46.3)

(13.8)	$(299.3)	Net loss from continuing operations	$(338.4)	$(464.0)
		Discontinued Operations:
—	69.4	Net income from discontinued operations (net of tax) (note 8)	2,676.6	173.8

(13.8)	$(229.9)	Net (loss)/income for the period	$2,338.2	$(290.2)

		Basic and diluted net income/(loss) per Ordinary Share
(0.03)	$(0.51)	Continuing operations (note 9)	$(0.62)	$(0.78)
—	0.12	Discontinued operations (note 9)	4.89	0.29

(0.03)	$(0.39)	Total attributable to the ordinary shareholders of the Parent Company (note 9)	$4.27	$(0.49)

512.4	592.9	Basic and diluted weighted-average number of Ordinary Shares outstanding — continuing, discontinued and total operations	547.9	591.8

See accompanying notes to unaudited condensed consolidated financial statements

Elan Corporation, plc

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the nine months ended September 30, 2013 and 2012

(in millions)

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
$(13.8)	$(229.9)	Net income/(loss) for the period	$2,338.2	$(290.2)
		Other comprehensive income/(loss):
—	—	Unrealized gain on defined benefit plan	24.8	—
23.9	28.5	Available-for-sale investment securities	24.6	33.6

$10.1	$(201.4)	Total comprehensive income/(loss)	$2,387.6	$(256.6)

		Total comprehensive income/(loss) arises from:
$10.1	$(300.1)	Continuing operations	$(272.0)	$(464.7)
—	98.7	Discontinued operations	2,659.6	208.1

$10.1	$(201.4)	Total comprehensive income/(loss)	$2,387.6	$(256.6)

See accompanying notes to unaudited condensed consolidated financial statements

Elan Corporation, plc

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2013 and December 31, 2012

(in millions, except shares and par values)

		As of September 30,	As of December 31,
	Notes	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents		$1,873.3	$431.3
Restricted cash — current		3.0	2.6
Assets held for sale		—	220.1
Accounts receivable, net	10	48.8	193.5
Investment securities — current	11	65.5	167.9
Deferred tax assets — current	7	1.0	380.9
Prepaid and other current assets		26.6	13.2

Total current assets		2,018.2	1,409.5
Property, plant and equipment, net		8.0	12.7
Goodwill and other intangible assets, net		97.6	99.0
Equity method investment		59.4	14.0
Investment securities — non-current	11	9.1	8.6
Restricted cash — non-current		0.9	13.7
Deferred tax assets — non-current	7	8.9	64.6
Other assets		25.8	18.1

Total assets		$2,227.9	$1,640.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$1.7	$45.6
Accrued and other current liabilities	13	121.0	314.1

Total current liabilities		122.7	359.7
Long-term debt	5	—	600.0
Other liabilities	13	18.8	62.3

Total liabilities		141.5	1,022.0

Shareholders’ Equity:
Ordinary Shares, €0.05 par value, 810,000,000 shares authorized, 512,841,611 and 594,949,536 shares issued and outstanding at September 30, 2013 and December 31, 2012	14	31.2	36.5
Additional paid-in capital		6,649.0	6,552.3
Accumulated deficit		(4,598.6)	(5,926.0)
Accumulated other comprehensive income/(loss)		4.8	(44.6)

Shareholders’ equity		$2,086.4	$618.2

Total liabilities and shareholders’ equity		$2,227.9	$1,640.2

See accompanying notes to unaudited condensed consolidated financial statements

Elan Corporation, plc

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity

For the three month period ended September 30, 2013

(In millions)

	Number of Shares	Share Capital	Additional Paid in Capital (APIC)	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at June 30, 2013	511.5	$31.1	$6,622.7	$(4,584.6)	$(19.1)	$2,050.1
Total comprehensive income/(loss)	—	—	—	(13.8)	23.9	10.1
Excess tax benefit related to equity awards	—	—	9.9	—	—	9.9
Stock issued, net of issuance costs	1.3	0.1	12.2	—	—	12.3
Share-based compensation cost	—	—	4.2	—	—	4.2
Share repurchase	—	—	—	(0.2)	—	(0.2)

Balance at September 30, 2013	512.8	$31.2	$6,649.0	$(4,598.6)	$4.8	$2,086.4

For the nine month period ended September 30, 2013

(In millions)

	Number of Shares	Share Capital	Additional Paid in Capital (APIC)	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at December 31, 2012	594.9	$36.5	$6,552.3	$(5,926.0)	$(44.6)	$618.2
Total comprehensive income	—	—	—	2,338.2	49.4	2,387.6
Excess tax benefit related to equity awards	—	—	38.2	—	—	38.2
Stock issued, net of issuance costs	6.8	0.5	41.1	—	—	41.6
Share-based compensation cost	—	—	17.4	—	—	17.4
Share repurchase	(88.9)	(5.8)	—	(1,010.8)	—	(1,016.6)

Balance at September 30, 2013	512.8	$31.2	$6,649.0	$(4,598.6)	$4.8	$2,086.4

Elan Corporation, plc

Unaudited Condensed Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2013 and 2012

(in millions)

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
		Cash flows from operating activities:
$(13.8)	$(229.9)	Net income/(loss)	$2,338.2	$(290.2)
		Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
—	0.9	Amortization of financing costs	0.5	2.7
0.9	6.1	Depreciation and amortization	3.2	19.5
—	63.2	Impairment of property, plant & equipment	—	63.2
—	—	Gain on divestment of business	(3,021.1)	—
—	—	Tysabri divestment transaction costs	(32.7)	—
—	—	Gain on sale of investment securities	(43.2)	—
10.1	145.8	Equity method investment losses	39.3	203.2
—	0.2	Loss on disposal of equity method investment	—	13.1
4.2	11.7	Share-based compensation	17.4	38.1
(9.9)	—	Excess tax benefit from share-based compensation	(38.2)	—
(10.8)	(3.4)	Utilization/(recognition) of deferred tax	435.7	(3.1)
—	—	Debt retirement costs	140.2	—
10.1	2.9	Other	35.4	2.2
		Net changes in assets and liabilities:
7.1	(10.7)	Decrease/(increase) in accounts receivable	144.7	(21.2)
(6.7)	1.4	(Increase)/decrease in prepaid and other assets	(33.6)	0.3
—	(5.2)	Decrease/(increase) in inventory	24.9	(3.2)
—	13.7	(Decrease)/increase in debt interest accrual	(9.3)	13.7
(7.2)	2.5	(Decrease)/increase in income tax provision	(0.7)	2.4
(47.8)	16.7	Decrease in accounts payable and accruals and other liabilities	(230.2)	(11.7)

(63.8)	15.9	Net cash (used in)/provided by operating activities	(229.5)	29.0

		Cash flows from investing activities:
0.4	—	Decrease in restricted cash	12.4	—
—	—	Proceeds from business disposals	3,249.5	—
—	—	Purchase of equity method investment	(40.0)	—
(0.2)	(3.8)	Purchase/disposal of property, plant and equipment and computer software	(0.9)	(9.8)
—	—	Receipt of deferred consideration	—	7.0
—	—	Funding of equity method investment	(55.7)	(48.7)
(0.1)	(0.1)	Purchase of non-current investment securities	(0.4)	(0.5)
—	—	Proceeds from disposal of Alkermes shares	169.7	381.1

0.1	(3.9)	Net cash provided by investing activities	3,334.6	329.1

		Cash flows from financing activities:
12.3	8.2	Proceeds from share based compensation stock issuances	41.6	16.8
9.9	—	Excess tax benefit from share based compensation	38.2	—
—	—	Repayment of long term debt	(727.8)	—
(3.5)	—	Share repurchase costs	(1,015.1)	—

18.7	8.2	Net cash (used in)/provided by financing activities	(1,663.1)	16.8

(45.0)	20.2	Net increase in cash and cash equivalents	1,442.0	374.9
1,918.3	626.4	Cash and cash equivalents at beginning of period	431.3	271.7

$1,873.3	$646.6	Cash and cash equivalents at end of period	$1,873.3	$646.6

		Supplemental cash flow information:
		Cash paid during the period for:
12.7	—	Interest	(9.3)	(27.3)
(9.0)	(0.1)	Income taxes	(12.9)	(0.6)

See accompanying notes to unaudited condensed consolidated financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Use of Estimates

The following accounting policies have been applied in the preparation of our Unaudited Condensed Consolidated Financial Statements.

(a) Basis of consolidation and presentation of financial information

The Unaudited Condensed Consolidated Financial Statements of Elan Corporation, plc (“we”, “our”, “us”, “Elan” or the “Company”), have been prepared following the requirements of the Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by accounting principles generally accepted in the United States (“U.S. GAAP”) can be condensed or omitted. In the opinion of management, the financial statements include all normal and recurring adjustments that are considered necessary for the fair presentation of our financial position and operating results.

Revenues, expenses, assets and liabilities can vary during each quarter of the year, therefore, the results and trends in these unaudited condensed financial statements may not be the same as those for the full year. The information included in these financial statements should be read in conjunction with our consolidated financial statements and accompanying footnotes included in our Annual Report on Form 20-F/A for the year ended December 31, 2012.

(b) Use of estimates

The preparation of the Unaudited Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in these Unaudited Condensed Consolidated Financial Statements. Actual results could differ from those estimates. The results and trends in the first nine months of the year may not be the same as those for the full year. In particular, the net gain on divestment of business and the net income from discontinued operations will not arise in the final quarter of the year.

(c) Perrigo Company’s Acquisition of Elan

On July 29, 2013, we announced that, following a formal sale process, Perrigo Company (Perrigo) and Elan had entered into a definitive agreement under which Elan will be acquired by a new holding company incorporated in Ireland (New Perrigo).

Under the terms of the Transaction Agreement, at the closing of the acquisition, Elan shareholders will receive $6.25 in cash and 0.07636 shares of New Perrigo for each Elan share. Perrigo shareholders will receive one share of New Perrigo for each share of Perrigo that they own upon closing and $0.01 per share in cash. Immediately after the closing of the transaction, Perrigo shareholders are expected to own approximately 71% of the combined company while Elan shareholders are expected to own approximately 29%. Shares of New Perrigo will be registered with the U.S. Securities and Exchange Commission (the “SEC”) and are expected to trade on the New York Stock Exchange and the Tel Aviv Stock Exchange. It is expected that the transaction, which is subject to approval by Elan and Perrigo shareholders, will be completed by the end of 2013.

2. Revenue

Revenue for the three and nine months ended September 30, 2013 and 2012 consisted of the following (in millions):

Three Months Ended September 30			Nine Months Ended September 30
2013	2012		2013	2012
		Product revenue:
$48.3	$—	Tysabri	$104.6	$—
0.3	—	Other revenue	0.5	—

$48.6	$—	Total revenue	$105.1	$—

Tysabri revenue for the first nine months of 2013 of $104.6 million includes a 50% share of Tysabri collaboration profits for the month of April 2013 and a royalty of 12% on global net sales of Tysabri for May to September 2013. Tysabri revenue for the three months ended September 30, 2013 relates to the royalty of 12% on global net sales of Tysabri for the months of May to September 2013.

On April 2, 2013, we completed the asset purchase transaction with Biogen Idec, which was announced on February 6, 2013, whereby we transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. As a result of the disposal of the Tysabri IP and other assets related to Tysabri on April 2, 2013, the results of the Tysabri business for the period through April 2, 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Statement of Operations for the nine months ended September 30, 2013, and the comparative amounts have been retrospectively adjusted to reflect this classification. In accordance with the terms of the Tysabri Transaction, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. These receipts are recorded in revenue within continuing operations.

3. Other Net Charges

The principal items classified as other net charges include transaction and other costs, University of Cambridge donation, Intarcia Therapeutics funding, severance, restructuring and other costs, facilities charges and defined benefit pension settlement gain. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net charges for the three and nine months ended September 30, 2013 and 2012 consisted of (in millions):

Three Months Ended September 30			Nine Months Ended September 30
2013	2012		2013	2012
$10.6	$—	Transaction and other costs	$90.4	$—
—	—	University of Cambridge donation	21.4	—
—	—	Intarcia Therapeutics funding	12.5	—

0.8	31.6	Severance, restructuring and other costs	6.2	33.0
—	65.1	Facilities and other asset impairment charges	1.0	65.6
—	—	Defined benefit pension settlement gain	(3.9)	—
—	11.0	In-process research and development	—	11.0

$11.4	$107.7	Total other net charges	$127.6	$109.6

In May 2013, we proposed a number of transactions for shareholder approval. We proposed to enter into a royalty participation agreement with Theravance Therapeutics Inc. (the Theravance Transaction), acquire AOP Orphan Pharmaceuticals (the AOP Transaction), divest ELND005 to an independent company, Speranza Therapeutics (the ELND005 Transaction), and authorization to complete a $200 million share repurchase program (the $200 million Share Repurchase). The Extraordinary General Meeting (EGM) to consider these transactions was held on June 17, 2013. Shareholders approved the $200 million Share Repurchase but did not approve the Theravance Transaction, the AOP Transaction or the ELND005 Transaction. As a result of the approval by shareholders of the $200 million Share Repurchase, the offer by Royalty Pharma for the entire share capital of Elan (the Royalty Pharma Offer) lapsed under its terms.

During the first nine months of 2013, we incurred transaction and other costs in relation to these proposed transactions, the defense of the Royalty Pharma Offer, and the company sale process of $90.4 million, which includes break fees of $10.0 million in relation to the Theravance Transaction and $6.5 million in relation to the AOP Transaction. As set out in Note 1(c), Perrigo’s acquisition of Elan, which is subject to the approval of Elan and Perrigo shareholders, is expected to be completed by the end of 2013. Subject to the successful completion of the Perrigo Transaction Agreement, we expect to incur transaction costs of approximately $120 million, of which approximately $60 million had been incurred and expensed by September 30, 2013.

During the first nine months of 2013, we made a donation to the University of Cambridge of $21.4 million to fund innovative research initiatives at the university and made a payment of $12.5 million to Intarcia Therapeutics, Inc. (Intarcia), to help fund Intarcia’s Phase 3 clinical trial of its lead product candidate for the treatment of Type 2 Diabetes.

We also incurred severance and restructuring costs of $6.2 million and facilities and asset impairment charges of $1.0 million during the first nine months of 2013 associated with the closure of the South San Francisco facility and the completion of the Tysabri Transaction on April 2, 2013.

During the first nine months of 2013, we closed our defined benefit pension plan to the future accrual of benefits and recognised a settlement gain of $3.9 million as a result. Refer to Note 12 for further information.

During the first nine months of 2012, we incurred severance, restructuring and other costs of $33.0 million and facilities and asset impairment charges of $65.6 million principally associated with the planned closure of the South San Francisco facility and reduction in headcount, following the announcement during the third quarter of 2012 of the separation of the Prothena business and cessation of the remaining early stage research activities.

4. Net Interest Expense/(Income)

The net interest expense for the three and nine months ended September 30, 2013 and 2012 is as follows (in millions):

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
		Interest expense:
$—	$—	Interest on 6.25% Notes	$12.7	$—
—	10.3	Interest on 8.75% Notes (issued October 2009)	—	31.0
—	3.3	Interest on 8.75% Notes (issued August 2010)	—	10.0
—	0.9	Amortization of deferred financing costs	0.5	2.7
(1.4)	0.1	Foreign exchange (gain)/loss	(0.7)	—
—	—	Investment income	(0.1)	(0.2)
—	0.4	Other	—	0.9

$(1.4)	$15.0	Interest expense	$12.4	$44.4

$(0.1)	$—	Interest income	$(0.3)	$(0.2)

$(1.5)	$15.0	Net interest (income)/expense	$12.1	$44.2

For additional information on our debt, please refer to Note 5.

5. Net Charge on Debt Retirements

On December 31, 2012, we had a long-term debt balance of $600.0 million. On April 2, 2013, we announced that we had issued an irrevocable notice of redemption to redeem all of the $600.0 million in aggregate principal amount of the then outstanding 6.25% Senior Notes due 2019 (the 2019 Notes). The total redemption payment on the 2019 Notes was $706.7 million plus accrued and unpaid interest. The redemption was completed on May 2, 2013. In connection with the redemption, we recorded a net charge on debt retirements of $118.1 million in May 2013, including a non-cash write-off of approximately $11.4 million related to unamortised deferred financing costs.

In addition, we incurred debt issuance transaction costs of $19.1 million and interest costs of $3.0 million related to the offering and subsequent redemption of $850.0 million in aggregate principal amount of 6.25% Senior Notes due 2021 (the 2021 Notes). The offering of the 2021 Notes closed into escrow on May 31, 2013 subject to the completion of the Theravance Transaction. Following the result of the EGM on June 17, 2013 at which the Theravance Transaction was not approved by shareholders, the 2021 Notes were redeemed on June 20, 2013 at par plus accrued interest. At September 30, 2013, we had no long-term debt.

6. Net Loss on Equity Method Investments

The net loss on equity method investments for the three and nine months ended September 30, 2013 and 2012 consisted of the following (in millions):

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
$7.6	$145.0	Janssen AI	$32.7	$193.3
1.7	—	Newbridge	4.1	—
0.8	0.8	Proteostasis	2.5	2.7

$10.1	$145.8	Net loss on equity method investments	$39.3	$196.0

Janssen AI

As part of our 2009 transaction with Johnson & Johnson, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to the Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer). Under the terms of this transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and we have a 49.9% shareholding in Janssen AI. Any additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by us and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

During the nine months ended September 30, 2013, we provided funding of $55.7 million to Janssen AI. Following the provision of this funding, our remaining funding commitment to Janssen AI is $67.4 million. We recorded a net loss of $32.7 million on the equity method investment during the nine months ended September 30, 2013, relating to our share of the nine month losses of Janssen AI.

During the nine months ended September 30, 2012, we recorded a net loss of $193.3 million on the equity method investment including a non-cash impairment charge of $117.3 million following the discontinuation of the development of Bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. The net loss for the first nine months of 2012 also includes, a non-cash expense of $13.3 million reflecting the amortization of the remaining contingent funding commitment asset and a net loss of $62.7 million relating to our share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment.

Newbridge

In April 2013, we invested $40.0 million in Newbridge Pharmaceuticals Limited (Newbridge) in return for a 48% equity stake in the company. We have an option to acquire the company for a further approximately $243 million, between January 2014 and March 2015. The net loss recorded on the equity method investment in the nine months ended September 30, 2013 was $4.1 million.

Proteostasis

We made a $20.0 million equity investment in Proteostasis Therapeutics, Inc (Proteostasis) in May 2011, which represents approximately 22% of the equity of Proteostasis. The net loss recorded on the equity method investment in the nine months ended September 30, 2013 was $2.5 million (2012: $2.7 million).

7. Income Tax

Provision for/(benefit from) income taxes for the three and nine months ended September 30, 2013 and 2012 consisted of the following (in millions):

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
		Continuing Operations:
$11.5	$—	Current year expense	$13.8	$—
(10.8)	(16.2)	Deferred tax benefit — origination and reversal of temporary differences	(28.0)	(46.3)

$0.7	$(16.2)	Provision for/(benefit from) income tax — continuing operations	$(14.2)	$(46.3)

		Discontinued Operations:
$—	$3.5	Current year expense	$36.7	$3.9
—	11.9	Deferred tax expense — origination and reversal of temporary differences	463.6	42.3

$—	$15.4	Provision for income tax — discontinued operations	$500.3	$46.2

$(9.9)	$—	Tax benefit reported in shareholders’ equity related to equity awards	$(38.2)	$—

$0.7	$(0.8)	Provision for/(benefit from) income taxes — continuing and discontinued operations	$486.1	$(0.1)

11.5	3.5	Total current taxes	50.5	3.9
(10.8)	(4.3)	Total deferred taxes	435.6	(4.0)

The total tax provision for the three months ended September 30, 2013 was $0.7 million (2012: $0.8 million credit). This includes a cash tax expense of $1.6 million (2012: $3.5 million) relating to U.S. alternative minimum taxes and state taxes, an expense of $9.9 million (2012: Nil) which has been credited to shareholders’ equity to reflect net windfalls related to equity awards and a deferred tax credit of $10.8 million (2012: $4.3 million) relating to a true-up of the utilization of temporary differences in the period.

The total tax provision for the nine months ended September 30, 2013 was $486.1 million (2012: $0.1 million credit). This includes a cash tax expense of $12.3 million (2012: $3.9 million), an expense of $38.2 million (2012: $Nil) which has been credited to shareholders’ equity to reflect net windfalls related to equity awards and a deferred tax expense of $435.6 million (2012: $4.0 million credit). This reflects federal, state and other taxes at standard rates in the jurisdictions in which we operate and the availability of tax losses and other deferred tax assets.

The deferred tax expense of $435.6 million for the nine months ended September 30, 2013 (2012: $4.0 million credit) arises primarily as a result of the utilization of Irish and U.S. deferred tax assets against the gain arising on the Tysabri Transaction.

Movements in the deferred tax assets are reflected in the table below (in millions):

	Balance January 1, 2013	Recognized in Income	Recognized in Equity	Balance September 30, 2013
Deferred taxation liabilities	—	—	—	—
Deferred taxation assets	445.5	(435.6)	—	9.9

Net deferred taxation asset/(liability)	445.5	(435.6)	—	9.9

We expect to utilize approximately $1 million of the deferred tax asset by the end of 2013, with the remainder expected to be utilized by the end of 2014.

8. Discontinued Operations

Tysabri

On April 2, 2013, we completed the asset purchase transaction with Biogen Idec Inc. (Biogen Idec), which was announced on February 6, 2013, whereby we transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of approximately $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. As a result of the disposal of the Tysabri IP and other assets related to Tysabri, the results of the Tysabri business for the period through April 2, 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Statement of Operations for the nine months ended September 30, 2013, and the comparative amounts have been restated to reflect this classification. In accordance with the terms of the Tysabri Transaction, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. These receipts are recorded as revenue within continuing operations.

Prothena

On December 20, 2012, we announced the completion of the spin-off to shareholders of a substantial portion of our drug discovery business platform, which is referred to as the Prothena business, into a new, publicly traded company incorporated in Ireland named Prothena Corporation, plc (“Prothena”). We have retained an 18% equity holding in Prothena which has been recognized as an available-for-sale investment.

The financial results of the Prothena Business that are included in the Unaudited Condensed Consolidated Statement of Operations for the three and nine months ended September 30, 2012, are presented as a discontinued operation.

EDT/Alkermes plc

Following the completion of the merger between Alkermes, Inc. and EDT on September 16, 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) and accounted for this investment as an equity method investment. We presented the historical financial results of the EDT business as a discontinued operation. All gains and losses related to our shareholding in Alkermes plc are also presented in discontinued operations.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. We continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, which was subject to legal and contractual transfer restrictions. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc was classified as an available-for-sale investment reflected in current assets and equity method accounting no longer applied to this investment.

On February 6, 2013, we sold all of our remaining 7.75 million ordinary shares of Alkermes plc and received proceeds of $169.7 million.

Statement of Operations

There were no gains, losses, income or charges related to the Tysabri, Prothena and EDT/Alkermes operations for the three months ended September 30, 2013.

The statement of operations information relating to Tysabri, Prothena and EDT/Alkermes for the three months ended September 30, 2012 is set out below (in millions):

2012	Tysabri	Prothena	EDT/ Alkermes	Total
Revenue	$306.4	$—	$—	306.4
Cost of sales	166.5	—	—	166.5

Gross margin	139.9	—	—	139.9
Operating expenses:
Selling, general and administrative expenses	23.8	0.3	—	24.1
Research and development expenses	14.0	6.7	—	20.7
Net loss on divestment of business	—	6.7	—	6.7
Other net gains	3.6	—	—	3.6

Total operating expenses	41.4	13.7	—	55.1

Operating income/(loss)	98.5	(13.7)	—	84.8

Net investment losses:
Net investment losses	—	—	—	—

Net income/(loss) from discontinued operations before income taxes	98.5	(13.7)	—	84.8
Provision for/(benefit from) income taxes	16.5	(1.1)	—	15.4

Net income/(loss) from discontinued operations (net of tax)	$82.0	$(12.6)	—	$69.4

The statement of operations information relating to Tysabri, Prothena and EDT/Alkermes for the nine months ended September 30, 2013 and 2012 are set out below (in millions):

2013	Tysabri	Prothena	EDT/ Alkermes	Total
Revenue	344.0	$—	$—	344.0
Cost of sales	186.8	—	—	186.8

Gross margin	157.2	—	—	157.2
Operating expenses:
Selling, general and administrative expenses	25.5	—	—	25.5
Research and development expenses	15.4	—	—	15.4
Net (gain)/loss on divestment of business	(3,021.6)	0.5	—	(3,021.1)
Other net charges	3.7	—	—	3.7

Total operating (gains)/expenses	(2,977.0)	0.5	—	(2,976.5)

Operating income/(loss)	3,134.2	(0.5)	—	3,133.7

Net investment gains:
Net gain on disposal of investments	—	—	(43.2)	(43.2)

Net income/(loss) from discontinued operations before income taxes	3,134.2	(0.5)	43.2	3,176.9
Provision for income taxes	500.3	—	—	500.3

Net income/(loss) from discontinued operations (net of tax)	2,633.9	(0.5)	43.2	2,676.6

2012	Tysabri	Prothena	EDT/ Alkermes	Total
Revenue	$883.0	$—	$—	$883.0
Cost of sales	481.8	—	—	481.8

Gross margin	401.2	—	—	401.2
Operating expenses:
Selling, general and administrative expenses	81.1	1.1	—	82.2
Research and development expenses	46.0	22.4	—	68.4
Net (gain)/loss on divestment of business	—	6.7	—	6.7
Other net charges	3.6	—	—	3.6

Total operating expenses	130.7	30.2	—	160.9

Operating income/(loss)	270.5	(30.2)	—	240.3

Net investment losses:
Net loss on disposal of equity method investment	—	—	13.1	13.1
Net loss on equity method investment	—	—	7.2	7.2

Net interest and investment losses	—	—	20.3	20.3

Net income/(loss) from discontinued operations before income taxes	270.5	(30.2)	(20.3)	220.0
Provision for/(benefit from) income taxes	49.7	(3.5)	—	46.2

Net income/(loss) from discontinued operations (net of tax)	$220.8	$(26.7)	$(20.3)	$173.8

(a) Revenue

The Tysabri revenue of $344.0 million in the first nine months of 2013 relates to the period through April 2, 2013, prior to the completion of the Tysabri Transaction. The 50% share of Tysabri profits for the month of April 2013 along with the continuing royalties for the months of May to September 2013 have been recorded as revenue within continuing operations.

Tysabri revenue for the period from January 1, 2013 to April 2, 2013 and for the three and nine months ended September 30, 2012 consisted of the following (in millions):

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
		Product revenue:
$—	$230.5	Tysabri — U.S.	$257.4	$643.0
—	75.9	Tysabri — ROW	86.6	240.0

$—	$306.4	Total Tysabri Revenue	$344.0	$883.0

Tysabri was developed in collaboration with Biogen Idec, Inc. (Biogen Idec). Prior to completion of the Tysabri Transaction, Tysabri was marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, we shared with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec was responsible for manufacturing the product. In the United States, we purchased Tysabri from Biogen Idec and were responsible for distribution. Consequently, we recorded as revenue the net sales of Tysabri in the U.S. market. We purchased product from Biogen Idec at a price that included the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, was included in cost of sales.

Prior to the completion of the Tysabri Transaction, outside of the United States, Biogen Idec was responsible for distribution and we recorded as revenue our share of the profit or loss on these sales of Tysabri, plus our directly-incurred expenses on these sales, which were primarily comprised of royalties that we incurred and were payable by us to third parties and were reimbursed by the collaboration.

For the period from January 1, 2013 to April 2, 2013, we recorded net Tysabri ROW revenue of $86.6 million. For the three and nine month periods ended September 2012, we recorded net Tysabri ROW revenue of $75.9 million and $240.0 million, respectively. The calculation of the net Tysabri ROW revenue for these periods is set out below (in millions):

Three Months Ended September 30			Nine Months Ended September 30
2013	2012		2013	2012
$—	$173.3	ROW in-market sales by Biogen Idec	$198.6	$555.3
—	(70.9)	ROW operating expenses incurred by Elan and Biogen Idec	(82.2)	(233.1)

—	102.4	ROW operating profit generated by Elan and Biogen Idec	116.4	322.2

—	51.2	Elan’s 50% share of Tysabri ROW collaboration operating profit	58.2	161.1
—	24.7	Elan’s directly incurred costs	28.4	78.9

$—	$75.9	Net Tysabri ROW revenue	$86.6	$240.0

(b) Net gain on divestment of business

The pre-tax gain recorded on divestment of the Tysabri business amounted to $3,021.6 million, and was calculated as follows (in millions):

Nine Months Ended September 30, 2013
Cash consideration	$3,249.5
Goodwill	(110.8)
Other intangible assets	(84.4)
Transaction and other costs	(32.7)

Net gain on divestment of business	$3,021.6

The net loss recorded on the divestment of the Prothena Business in the nine months ended September 30, 2013 of $0.5 million (2012: $6.7 million) related to transaction costs associated with the spin-off of this business.

(c) Other Net Charges

During the nine months ended September 30, 2013, we incurred severance, restructuring and other costs of $3.7 million related primarily to the Tysabri business.

During the nine months ended September 30, 2012, we incurred severance, restructuring and other costs of $3.6 million related to the planned closure of the South San Francisco facility and the associated reduction in headcount.

(d) Net Investment Gains and Losses

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc and our remaining equity interest (7.75 million ordinary shares) in Alkermes plc ceased to qualify as an equity method investment and was recorded as an available-for-sale investment with an initial carrying value of $126.5 million.

In February 2013, we sold all of our remaining 7.75 million ordinary shares of Alkermes plc and received proceeds of $169.7 million. We recorded a realized gain on this sale of $43.2 million in the Unaudited Condensed Consolidated Statement of Operations during the nine months ended September 30, 2013.

During the nine months ended September 30, 2012, we recognized a loss of $13.1 million on the disposal of 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc in March 2012. During the nine months ended September 30, 2012, we also recorded a net loss on the equity method investment of $7.2 million related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc in March 2012.

(e) Provision for Taxes

The provision for income taxes for the first nine months of 2013 of $500.3 million (2012: $46.2 million) includes a tax charge on the Tysabri Transaction of approximately $481.4 million. This includes a cash tax charge of approximately $9.2 million related to U.S. State taxes and Federal alternative minimum taxes and the remainder of the charge is a non-cash charge and relates to the utilization of deferred tax assets.

9. Net Income/(Loss) Per Share

Basic income/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted-average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all dilutive potential Ordinary Shares, including stock options and RSUs.

The following table sets forth the computation for basic and diluted net loss per share for the three and nine months ended September 30, 2013:

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
$(13.8)	$(299.3)	Net loss — continuing operations	$(338.4)	$(464.0)
—	69.4	Net income — discontinued operations	2,676.6	173.8

$(13.8)	$(229.9)	Net income/(loss) — total operations	$2,338.2	$(290.2)

Basic and diluted net income/(loss) per share for the three and nine months ended September 30 is as follows:

		Basic and diluted net income/(loss) per share:
$(0.03)	$(0.51)	From continuing operations	$(0.62)	$(0.78)
—	0.12	From discontinued operations	4.89	0.29

$(0.03)	$(0.39)	Total attributable to the ordinary shareholders of the Parent Company	$4.27	$(0.49)

512.4	592.9	Basic and diluted weighted average number of ordinary shares outstanding (in millions) — continuing and discontinued operations and total operations	547.9	591.8

In the three and nine month periods ended September 30, 2013 and 2012, there were no differences in the weighted-average number of Ordinary Shares used for basic and diluted net income/(loss) per Ordinary Share, as the effect of all potentially dilutive Ordinary Shares outstanding was anti-dilutive.

As of September 30, 2013, there were stock options and RSUs outstanding of 17.2 million shares and 24.1 million shares, respectively, which could potentially have a dilutive impact in the future.

10. Accounts Receivable

The decrease in the accounts receivable balance from $193.5 million at December 31, 2012 to $48.8 million at September 30, 2013 is primarily attributable to the receipt of Tysabri collaboration receivable balances following the completion of the Tysabri Transaction on April 2, 2013.

11. Investment Securities

Current investment securities

Current investment securities at September 30, 2013 and December 31, 2012 consisted of the following (in millions):

	September 30, 2013	December 31, 2012
Equity securities — current, at cost less impairments	$23.4	$150.4
Unrealized gains on equity securities	42.1	17.5

Total investment securities — current	$65.5	$167.9

Equity securities — current

Marketable equity securities at September 30, 2013 primarily consist of an equity investment in Prothena. On December 20, 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on December 21, 2012. In connection with the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available-for-sale investment on the Consolidated Balance Sheet at an initial carrying value of $22.9 million. The fair market value of this investment at September 30, 2013 was $64.4 million (December 31, 2012: $23.3 million).

Marketable equity securities also include investments in emerging pharmaceutical and biotechnology companies. The fair market value of these securities was $1.1 million at September 30, 2013 (December 31, 2012: $1.1 million).

Marketable equity securities at December 31, 2012 included 7.75 million ordinary shares of Alkermes plc which had a fair market value of $143.5 million. In February 2013, we disposed of these shares and received proceeds of $169.7 million. We recorded a realized gain on this sale of $43.2 million in the Unaudited Condensed Consolidated Statement of Operations during the nine months ended September 30, 2013.

Non-current investment securities

Non-current investment securities of $9.1 million as of September 30, 2013 (December 31, 2012: $8.6 million) were comprised of equity investments held in privately held biotech companies recorded at cost, less impairments.

12. Pension and Other Employee Benefit Plans

The Elan defined benefit pension plans were closed to new members in March 2009 and the future accrual of benefits ceased for active members of the plans on January 31, 2013. Up to this date, Elan funded the pension entitlements of eligible employees based in Ireland through two defined benefit pension plans. In connection with the cessation of the future accrual of benefits, we made lump sum contributions to the defined benefit plans of $28.9 million during the first nine months of 2013. As a result of the cessation of the future accrual of benefits to the active members of the plans, the link to future pensionable salary increases has been broken for these active members. This has given rise to a reduction in the actuarial present value of the defined benefit obligation of $3.2 million. This curtailment gain has been recognised in accumulated other comprehensive income (OCI) in the first nine months of 2013.

During the first nine months of 2013, Elan also made an enhanced transfer value (ETV) offer to the members of the defined benefit plans to transfer their benefits from the defined benefit schemes. The Company committed to transfer €15 million (approximately $19.5 million) to the pension plans to fund the ETV, of which €9.0 million ($11.8 million) had been contributed by September 30, 2013. We have provided for the remainder of the committed contribution of $7.7 million in accrued liabilities on the balance sheet at September 30, 2013. In connection with the ETV program, $25.9 million was paid from the pension assets during the first nine months of 2013 to settle $39.0 million of the defined benefit obligation resulting in a settlement gain of $13.1 million. Accordingly, $3.9 million of the total settlement gain of $13.1 million was recognised in profit or loss in the first nine months of 2013 calculated on the basis of the percentage reduction in the pension benefit obligation arising from the settlement. The balance of the settlement gain of $9.2 million has been recognised directly in shareholders’ equity as OCI.

Amounts recognized in the Unaudited Condensed Consolidated Balance Sheet at September 30, 2013 and December 31, 2012 consisted of the following (in millions):

	September 30, 2013	December 31, 2012
Funded/(unfunded) status	$21.0	$(39.1)
Accumulated OCI	37.2	62.0

Net amount recognized	$58.2	$22.9

Net pension cost for the three months ended 30 September 30, 2013 was $0.3 million (2012: $0.4 million). The net pension credit for the nine months ended 30 September 30, 2013 was $2.4 million (2012: $1.5 million cost), including the $3.9 million settlement gain referred to above.

13. Accrued and Other Current Liabilities, and Other Long-Term Liabilities

Accrued and other current liabilities at September 30, 2013 and December 31, 2012 consisted of the following (in millions):

	September 30, 2013	December 31, 2012
Accrued transaction costs	$51.5	$12.5
Payroll and related taxes	15.6	20.8
Clinical trial accruals	10.9	13.0
Accrued rebates	7.7	31.8
Defined benefit pension plan contribution commitment	7.7	—
Lease liabilities	5.0	56.4
Restructuring accruals	2.7	27.6
Accrued royalties payable	—	79.1
Janssen AI losses in excess of investment	—	11.0
Accrued interest	—	9.3
Other accruals	19.9	52.6

Total accrued and other current liabilities	$121.0	$314.1

Other long-term liabilities at September 30, 2013 and December 31, 2012 consisted of the following (in millions):

	September 30, 2013	December 31, 2012
Accrued income tax payable	$8.2	$6.1
Deferred compensation	2.3	4.7
Deferred rent	0.4	0.6
Unfunded pension liability	—	39.1
Other	7.9	11.8

Total other long-term liabilities	$18.8	$62.3

Refer to Note 12 for information on the change in the funded position of the defined benefit pension plans.

The decrease in the current accrued and other liabilities balance from $314.1 million at December 31, 2012 to $121.0 million at September 30, 2013 is primarily attributable to the payment of Tysabri collaboration related accruals following the completion of the Tysabri Transaction on April 2, 2013. This is partially offset by the accrued transaction costs at September 30, 2013 of which $51.5 million relate to the advisory costs associated with the Company sale process.

14. Share Capital

On April 18, 2013, we announced the results of the $1.0 billion Dutch Auction share repurchase program, which resulted in the purchase of 88.9 million shares at $11.25 per share. The repurchased shares were subsequently cancelled by Elan. The cancellation of these shares is presented in equity as a reduction in ordinary share capital of $5.8 million, representing the nominal value of the cancelled shares, and a $1,010.8 million increase in accumulated deficit. Transaction costs related to the share repurchase program of $6.6 million were incurred, in addition to a 1% stamp duty liability on the repurchase of the shares of $10.0 million.

During the first nine months of 2013, we issued approximately 6.8 million shares in relation to employee stock plans.

15. Changes in Accumulated Other Comprehensive Income/(Loss)

Changes in accumulated other comprehensive income/(loss) for the three months ended September 30, 2013 consisted of the following (in millions):

	Available for sale investment securities	Currency translation adjustments	Unamortized net actuarial loss on pension plans	Unamortized prior service cost on pension plans	Total
Balance at June 30, 2013	$18.2	$(0.1)	$(37.2)	$—	$(19.1)
Other comprehensive income before reclassifications	24.3	—	—	—	24.3
Amounts reclassified from accumulated comprehensive income to income statement	(0.4)	—	—	—	(0.4)

Net current-period other comprehensive income	$23.9	$—	$—	$—	$23.9

Balance at September 30, 2013	$42.1	$(0.1)	$(37.2)	$—	$4.8

Changes in accumulated other comprehensive income/(loss) for the nine months ended 30 September 30, 2013 consisted of the following (in millions):

	Available for sale investment securities	Currency translation adjustments	Unamortized net actuarial loss on pension plans	Unamortized prior service cost on pension plans	Total
Balance at December 31, 2012	$17.5	$(0.1)	$(61.8)	$(0.2)	$(44.6)
Other comprehensive income before reclassifications	42.0	—	—	—	42.0
Amounts reclassified from accumulated comprehensive income to income statement(1)	(17.4)	—	—	—	(17.4)
Unrealized movement on defined benefit pension plan (2)	—	—	24.6	0.2	24.8

Net current-period other comprehensive income	$24.6	—	24.6	0.2	49.4

Balance at September 30, 2013	$42.1	(0.1)	(37.2)	—	4.8

(1)	$17.0 million reclassified into net income from discontinued operations (net of tax) in the Unaudited Condensed Consolidated Statement of Operations.
(2)	Includes a pension actuarial gain of $10.5 million, a settlement gain of $9.2 million, a curtailment gain of $3.2 million and foreign exchange changes of $1.6 million.

16. Share-Based Compensation

Share Options

We grant share options to certain employees, directors and consultants of the company and our affiliates under our 2006 Long-Term Incentive Plan (2006 LTIP) and 2012 Long Term Incentive Plan (2012). The options are granted at fixed exercise prices equal to the market value of our shares on the date of grant.

Share based compensation expense

The total net share based compensation expense of $17.4 million in the nine months ended September 30, 2013 (2012: $39.5 million) and $4.2 million in the three month period ended September 30, 2013 (2012: $13.1 million) relating to equity-settled share-based compensation has been recognized in the following line items in the Unaudited Condensed Consolidated Statement of Operations (in millions):

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
		Continuing Operations:
$—	$0.1	Cost of sales	$—	$0.1
3.4	4.6	Selling, general and administrative expenses	13.7	17.4
0.8	0.9	Research and development expenses	2.8	7.3
—	4.6	Other net charges	—	4.6

4.2	10.2	Share based compensation expense — continuing operations	16.5	29.4

		Discontinued Operations:
—	—	Cost of sales	—	0.1
—	0.4	Selling, general and administrative expenses	0.1	1.4
—	1.1	Research and development expenses	0.4	7.2
—	—	Other net charges	0.4	—
—	1.4	Net gain on divestment of business	—	1.4

—	2.9	Share based compensation expense — discontinued operations	0.9	10.1

$4.2	$13.1	Total	$17.4	$39.5

Share-based compensation arose under the following share-based awards (in millions):

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
$2.2	$7.3	Share options	$8.1	$19.1
2.0	5.6	RSUs	9.3	19.7
—	0.2	Employee Equity Purchase Plans	—	0.7

$4.2	$13.1	Total	$17.4	$39.5

The following grants were made under share-based compensation plans during the three and nine months ended September 30, 2013 and 2012:

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012
	Number in ‘000s	Grant Date Fair value per unit	Number in ‘000s	Grant Date Fair value per unit
Share options	—	—	532	$6.13
RSUs	—	—	5	$14.93

	Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2012
	Number in ‘000s	Grant Date Fair value per unit	Number in ‘000s	Grant Date Fair value per unit
Share options	2,190	$3.44	4,153	$6.64
RSUs	1,248	$9.90	2,164	$13.21

17. Leases

Operating Leases

We lease certain of our facilities under non-cancelable operating lease agreements that expire at various dates through 2020.

As a result of the closure of our facilities in South San Francisco during the first nine months of 2013, following the separation of the Prothena Business and cessation of the remaining early stage research activities during the fourth quarter of 2012, we no longer required 205,000 square feet of space in South San Francisco which was utilized for R&D, administration and other corporate functions. The lease term for this space was due to expire between March 2019 and January 2020. We recorded an onerous lease charge, net of the write-off of deferred rent liabilities, in the Consolidated Statement of Operations for the year ended December 31, 2012 of $34.6 million related to this space. During the first quarter of 2013, we entered into an agreement with the landlord whereby we agreed to assign this space back to the landlord and to make a one-off lease assignment payment of $46.6 million. This payment was made in April 2013 when the lease assignment became effective. We incurred transaction costs related to the lease assignment of approximately $3 million. These charges were offset against the onerous lease provision and we do not expect to incur any further charges in relation to these leases.

There were no other material changes to our leases during the first nine months of 2013.

18. Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Zonegran matter

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, an antiepileptic prescription medicine that we divested to Eisai Inc. in April 2004.

In December 2010, we finalized our agreement with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran. In addition, we pleaded guilty to a misdemeanor violation of the Federal Food, Drug, and Cosmetic (FD&C) Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the Food and Drug Administration (FDA). If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us.

In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. During 2010, we recorded a $206.3 million charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Securities matters

In March 2005, we received a letter from the U.S. Securities and Exchange Commission (SEC) stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the February 28, 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the July 31, 2008 announcement concerning the initial two Tysabri-related progressive multifocal leukoencephalopathy (PML) cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On September 24, 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requested records and information relating to the July 31, 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the July 29, 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. We received supplemental requests for documents from the SEC and/or the U.S. Department of Justice (DOJ) related to this matter. We have provided the SEC and the DOJ with materials in connection with the investigation.

We and some of our officers and directors were named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases were consolidated as In Re: Elan Corporation Securities Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on August 17, 2009, and alleged claims under the U.S. federal securities laws and sought damages on behalf of all purchasers of our stock during periods ranging between May 21, 2007 and October 21, 2008. The complaints alleged that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. On July 23, 2010, a securities case was filed in the U.S. District Court for the Southern District of New York. This case was accepted by the court as a “related case” to the existing 2008 matter. The 2010 case purported to be filed on behalf of all purchasers of the Company’s call options during the period from June 17, 2008 to July 29, 2008. On August 10, 2011, the court dismissed the class action lawsuits with prejudice. The “related case” plaintiffs appealed the dismissal to the U.S. Court of Appeals for the Second Circuit which dismissed the appeal on February 1, 2013.

Tysabri product liability lawsuits

We sold our remaining intellectual property interest in Tysabri effective April 2, 2013 and terminated our collaboration with Biogen Idec in return for an upfront payment and a continuing royalty interest in Tysabri; however, we continue as a co-defendant with Biogen Idec in product liability lawsuits arising out of the occurrence of PML and other serious adverse events, including deaths, which occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri to be filed. While we expect the companies to vigorously defend these lawsuits, we cannot predict how these cases will be resolved. Adverse results in one or more of these lawsuits could result in substantial monetary judgments which cannot currently be reasonably estimated and we remain responsible for approximately 50% of any such judgments and related legal costs.

19. Related Parties

Mr. Kyran McLaughlin was appointed a director of Elan in January 1998 and served as chairman from January 2005 to January 2011. In 2013, Davy, an Irish based stock broking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services to Elan. The total fee for these services in the nine months to September 30, 2013 was $5.2 million related to services rendered in relation to the defence of the Royalty Pharma Offer and the formal sale process.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

The Consolidated Financial Statements include certain estimates based on management’s best judgments. Estimates are used in determining items such as the carrying amounts of long-lived assets, revenue recognition, estimating sales rebates and discounts, the fair value of share-based compensation, and the accounting for contingencies and income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

For a discussion of our critical accounting estimates, please refer to Part 1, Item 5. “Operating and Financial Review and Prospects” of our 2012 Annual Report on Form 20-F/A.

New Accounting Policies Not Yet Adopted

For a discussion of new accounting standards please refer Note 2, Summary of Significant Accounting Policies—New Accounting Pronouncements to our consolidated financial statements included within our 2012 Annual Report on Form 20-F/A.

OPERATING RESULTS

Three and nine months ended September 30, 2013 compared to September 30, 2012 (in millions)

Three Months Ended September 30,		% Increase/ (Decrease)		Nine Months Ended September 30,		% Increase/ (Decrease)
2013	2012		Continuing Operations	2013	2012
$48.6	$—	100%	Product revenue	$105.1	$—	100%
—	—	0%	Cost of sales	—	0.2	(100%)

48.6	—	100%	Gross margin	105.1	(0.2)	52,650%
			Operating expenses:
24.1	24.0	0.4%	Selling, general and administrative expenses	79.3	86.8	(8.6%)
17.4	23.0	(24.3%)	Research and development expenses	59.0	73.5	(19.7%)
11.4	107.7	(89.4%)	Other net charges	127.6	109.6	16.4%

52.9	154.7	(66%)	Total operating expenses	265.9	269.9	(1.5%)

(4.3)	(154.7)	(97.2%)	Operating loss	(160.8)	(270.1)	(40.5%)
			Net interest and investment losses:
(1.5)	15.0	(110%)	Net interest expense/(income)	12.1	44.2	(72.6%)
—	—	0%	Net charge on debt retirements	140.2	—	100%
10.1	145.8	(93.1%)	Net loss on equity method investments	39.3	196.0	(79.9%)
0.2	—	100%	Net investment losses	0.2	—	100%

8.8	160.8	(94.5%)	Net interest and investments losses	191.8	240.2	(20.1%)

(13.1)	(315.5)	(95.8%)	Net loss before income taxes	(352.6)	(510.3)	(30.9%)
0.7	(16.2)	104.3%	Provision for/(benefit from) income taxes	(14.2)	(46.3)	(69.3%)

(13.8)	(299.3)	(95.4%)	Net loss from continuing operations	(338.4)	(464.0)	(27.1%)
			Discontinued Operations
—	69.4	(100%)	Net income from discontinued operations (net of tax)	2,676.6	173.8	1,440%

$(13.8)	$(229.9)	(94.0%)	Net income/(loss) for the period	$2,338.2	$(290.2)	905.7%

Continuing Operations

Revenue

Revenue for the three and nine month periods ended September 30, 2013 and 2012 consisted of (in millions):

Three Months Ended September 30			Nine Months Ended September 30
2013	2012		2013	2012
		Product revenue:
$48.3	$—	Tysabri	$104.6	$—
0.3	—	Other revenue	0.5	—

$48.6	$—	Total revenue	$105.1	$—

Tysabri revenue for the nine months ended September 30, 2013 of $104.6 million (2012: $Nil) includes a 50% share of Tysabri collaboration profits for the month of April 2013 and a royalty of 12% on global net sales of Tysabri for the months of May to September 2013. Tysabri revenue for the three months ended September 30, 2013 relates to the royalty of 12% on global net sales of Tysabri for the months of May to September 2013.

On April 2, 2013, we completed the asset purchase transaction with Biogen Idec, which was announced on February 6, 2013, whereby we transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. As a result of the disposal of the Tysabri IP and other assets related to Tysabri on April 2, 2013, the results of the Tysabri business for the period through April 2, 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Statement of Operations for the nine months ended September 30, 2013, and the comparative amounts have been restated to reflect this classification. In accordance with the terms of the Tysabri Transaction, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. These receipts are recorded in revenue within continuing operations.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses were $79.3 million in the nine months ended September 30, 2013 compared to $86.8 million in the nine months ended September 30, 2012. The decrease of 9% principally reflects lower costs due to the closure of the South San Francisco facility during the first quarter of 2013. SG&A expenses of $24.1 million in the three months ended September 30, 2013 were consistent with SG&A expenses of $24.0 million incurred in the three months ended September 30, 2012.

Research and Development Expenses

R&D expenses decreased to $59.0 million in the nine months ended September 30, 2013 compared to $73.5 million in the nine months ended September 30, 2012. R&D expenses decreased to $17.4 million in the three months ended September 30, 2013 compared to $23.0 million in the three months ended September 30, 2012. These decreases reflects the impact of the cessation of our early stage research activities during the fourth quarter of 2012.

Other Net Charges

The principal items classified as other net charges include transaction and other costs, University of Cambridge donation, Intarcia Therapeutics funding, severance, restructuring and other costs, facilities charges and defined benefit pension settlement gain. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net charges for the three and nine months ended September 30, 2013 and 2012 consisted of (in millions):

Three Months Ended September 30			Nine Months Ended September 30
2013	2012		2013	2012
$10.6	$—	Transaction and other costs	$90.4	$—
—	—	University of Cambridge donation	21.4	—
—	—	Intarcia Therapeutics funding	12.5	—
0.8	31.6	Severance, restructuring and other costs	6.2	33.0
—	65.1	Facilities and other asset impairment charges	1.0	65.6
—	—	Defined benefit pension settlement gain	(3.9)	—
—	11.0	In-process research and development	—	11.0

$11.4	$107.7	Total other net charges	$127.6	$109.6

In May 2013, we proposed a number of transactions for shareholder approval. We proposed to enter into a royalty participation agreement with Theravance Therapeutics Inc. (the Theravance Transaction), acquire AOP Orphan Pharmaceuticals (the AOP Transaction), divest ELND005 to an independent company, Speranza Therapeutics (the ELND005 Transaction), and authorization to complete a $200 million share repurchase program (the $200 million Share Repurchase). The Extraordinary General Meeting (EGM) to consider these transactions was held on June 17, 2013. Shareholders approved the $200 million Share Repurchase but did not approve the Theravance Transaction, the AOP Transaction or the ELND005 Transaction. As a result of the approval by shareholders of the $200 million Share Repurchase, the offer by Royalty Pharma for the entire share capital of Elan (the Royalty Pharma Offer) lapsed under its terms.

During the first nine months of 2013, we incurred transaction and other costs in relation to these proposed transactions, the defence of the Royalty Pharma Offer, and the company sale process of $90.4 million, which includes break fees of $10.0 million in relation to the Theravance Transaction and $6.5 million in relation to the AOP Transaction. As set out in Note 1(c), Perrigo’s acquisition of Elan, which is subject to the approval of Elan and Perrigo shareholders, is expected to be completed by the end of 2013. Subject to the successful completion of the Perrigo Transaction Agreement, we expect to incur transaction costs of approximately $120 million, of which approximately $60 million had been incurred and expensed by September 30, 2013.

During the first nine months of 2013, we made a donation to the University of Cambridge of $21.4 million to fund innovative research initiatives at the university and made a payment of $12.5 million to Intarcia Therapeutics, Inc. (Intarcia), to help fund Intarcia’s Phase 3 clinical trial of its lead product candidate for the treatment of Type 2 Diabetes.

We also incurred severance and restructuring costs of $6.2 million and facilities and asset impairment charges of $1.0 million during the first nine months of 2013 associated with the closure of the South San Francisco facility and the completion of the Tysabri Transaction on April 2, 2013.

During the first nine months of 2013, we closed our defined benefit pension plan to the future accrual of benefits and recognised a settlement gain of $3.9 million as a result. Refer to Note 12 of the Unaudited Condensed Consolidated Financial Statements for further information.

During the first nine months of 2012, we incurred severance, restructuring and other costs of $33.0 million and facilities and asset impairment charges of $65.6 million principally associated with the planned closure of the South San Francisco facility and reduction in headcount, following the announcement during the third quarter of 2012 of the separation of the Prothena business and cessation of the remaining early stage research activities.

Net Interest Expense

Total interest expense was $12.1 million for the first nine months of 2013, compared to a net expense of $44.2 million for the same period of 2012. Total interest income was $1.5 million for the three month period ended September 30, 2013, compared to a net expense of $15.0 million for the same period of 2012. The decreases in the net interest expense in 2013 compared to 2012 is primarily due to the debt refinancing transactions which took place during the second half of 2012, in addition to the retirement of our 6.25% Senior Notes due 2019 (the 2019 Notes) on May 2, 2013.

Net Charge on Debt Retirements

On April 2, 2013, we announced that we had issued an irrevocable notice of redemption to redeem all of the $600.0 million in aggregate principal amount of the then outstanding 6.25% Senior Notes due 2019 (the 2019 Notes). The total redemption payment on the 2019 Notes was $706.7 million plus accrued and unpaid interest. The redemption was completed on May 2, 2013. In connection with the redemption, we recorded a net charge on debt retirements of $118.1 million in the first nine months of 2013, including a non-cash write-off of approximately $11.4 million related to unamortized deferred financing costs.

In addition, we incurred debt issuance transaction costs of $19.1 million and interest costs of $3.0 million related to the offering and subsequent redemption of $850.0 million in aggregate principal amount of 6.25% Senior Notes due 2021 (the 2021 Notes). The offering of the 2021 Notes closed into escrow on May 31, 2013 subject to the completion of the Theravance Transaction. Following the result of the EGM on June 17, 2013 where the Theravance Transaction was not approved by shareholders, the 2021 Notes were redeemed on June 20, 2013 at par plus accrued interest.

Net Loss on Equity Method Investments

The net loss on equity method investments was $39.3 million for the first nine months of 2013, compared to $196.0 million for the same period of 2012. The net loss for the first nine months of 2013 includes a loss of $32.7 million related to our Janssen AI investment, a loss of $2.5 million related to our Proteostasis investment and a loss of $4.1 million on our investment in Newbridge Pharmaceuticals Limited (Newbridge). The net loss for the first nine months of 2012 includes a loss of $193.3 million related to our Janssen AI investment including an impairment charge of $117.3 million and $2.7 million related to our Proteostasis investment. The Janssen AI impairment charge of $117.3 million arose as a result of the discontinuation of the development of Bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies.

The net loss on equity method investments was $10.1 million for the three months ended September 30, 2013, compared to $145.8 million for the same period of 2012. The net loss for the three months ended September 30, 2013 includes a loss of $7.6 million related to our Janssen AI investment, a loss of $0.8 million related to our Proteostasis investment and a loss of $1.7 million on our investment in Newbridge.

We invested $40.0 million in Newbridge in April 2013 in return for a 48% equity share of the company. We have an option to acquire the remaining equity in Newbridge for a further approximately $243 million between January 2014 and March 2015.

Benefit from Income Taxes

For the nine months ended September 30, 2013 we reported a net tax benefit of $14.2 million for continuing operations, compared to a net tax benefit of $46.3 million in the nine months ended September 30, 2012, arising primarily from losses incurred in each of those periods and which were offset by profits arising in discontinued operations in the same period.

For the three months ended September 30, 2013 we reported a net tax provision of $0.7 million for continuing operations, compared to a net tax benefit of $16.2 million in the three months ended September 30, 2012. The net tax provision of $0.7 million for the three months ended September 30, 2013 comprises a current tax expense of $11.5 million (2012: $Nil) and a deferred tax credit of $10.8 million (2012: $16.2 million). The current tax expense for the three months ended September 30, 2013 includes a cash tax expense of $1.6 million relating to U.S. alternative minimum taxes and state taxes and an expense of $9.9 million which has been credited to shareholders’ equity to reflect net windfalls related to equity awards. The deferred tax credit of $10.8 million for the three months ended September 30, 2013 relates to a true-up in the utilization of temporary differences in the period.

Reconciliation of Net Loss to Adjusted EBITDA (from continuing operations) — Non-GAAP Financial Information

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a non-GAAP measure of operating results. The Company’s management use this measure to evaluate our operating performance and is among the factors considered as a basis for our planning and forecasting for future periods. We believe that Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA is defined as net loss from continuing operations, net interest expense, benefit from income taxes, depreciation and amortization of costs and revenue, share-based compensation, other net charges, net loss on equity method investments and net charge on debt retirements. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP.

The following table shows a reconciliation from the net loss from continuing operations to the Adjusted EBITDA for each of the three and nine month periods ended September 30, 2013 and 2012 (in millions):

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
$(13.8)	$(299.3)	Net loss from continuing operations	$(338.4)	$(464.0)
(1.5)	15.0	Net interest expense	12.1	44.2
0.7	(16.2)	Benefit from income taxes	(14.2)	(46.3)
0.9	2.9	Depreciation and amortization	3.1	9.4
(0.1)	(0.2)	Amortized fees	(0.2)	(0.3)

(13.8)	(297.8)	EBITDA from continuing operations	(337.6)	(457.0)
4.2	5.7	Share-based compensation	16.5	24.8
11.4	107.7	Other net charges	127.6	109.6
10.1	145.8	Net loss on equity method investments	39.3	196.0
0.2	—	Net investment losses	0.2	—
—	—	Net charge on debt retirements	140.2	—

$12.1	$(38.6)	Adjusted EBITDA from continuing operations	$(13.8)	$(126.6)

Adjusted EBITDA losses from continuing operations decreased to $13.8 million for the nine months ended September 30, 2013, from $126.6 million for the nine months ended September 30, 2012. Adjusted EBITDA from continuing operations for the three month period ended September 30, 2013 increased to $12.1 million compared to Adjusted EBITDA losses of $38.6 million for the same period of 2012. The improvements in Adjusted EBITDA from continuing operations in 2013 compared to 2012 reflect the Tysabri revenues recognized in 2013 following the completion of the Tysabri Transaction on April 2, 2013 and a reduction in operating expenses.

Discontinued Operations

There were no gains, losses, income or charges related to the Tysabri, Prothena and EDT/Alkermes operations for the three months ended September 30, 2013.

The statement of operations information relating to Tysabri, Prothena and EDT/Alkermes for the three months ended September 30, 2012 is set out below (in millions):

2012	Tysabri	Prothena	EDT/ Alkermes	Total
Revenue	$306.4	$—	$—	306.4
Cost of sales	166.5	—	—	166.5

Gross margin	139.9	—	—	139.9
Operating expenses:
Selling, general and administrative expenses	23.8	0.3	—	24.1
Research and development expenses	14.0	6.7	—	20.7
Net loss on divestment of business	—	6.7	—	6.7
Other net gains	3.6	—	—	3.6

Total operating expenses	41.4	13.7	—	55.1

Operating income/(loss)	98.5	(13.7)	—	84.8

Net investment losses:
Net investment losses	—	—	—	—

Net income/(loss) from discontinued operations before income taxes	98.5	(13.7)	—	84.8
Provision for/(benefit from) income taxes	16.5	(1.1)	—	15.4

Net income/(loss) from discontinued operations (net of tax)	$82.0	$(12.6)	—	$69.4

The statement of operations information relating to Tysabri, Prothena and EDT/Alkermes for the nine months ended September 30, 2013 and 2012 are set out below (in millions):

2013	Tysabri	Prothena	EDT/ Alkermes	Total
Revenue	344.0	$—	$—	344.0
Cost of sales	186.8	—	—	186.8

Gross margin	157.2	—	—	157.2
Operating expenses:
Selling, general and administrative expenses	25.5	—	—	25.5
Research and development expenses	15.4	—	—	15.4
Net (gain)/loss on divestment of business	(3,021.6)	0.5	—	(3,021.1)
Other net charges	3.7	—	—	3.7

Total operating (gains)/expenses	(2,977.0)	0.5	—	(2,976.5)

Operating income/(loss)	3,134.2	(0.5)	—	3,133.7

Net investment gains:
Net gain on disposal of investments	—	—	(43.2)	(43.2)

Net income/(loss) from discontinued operations before income taxes	3,134.2	(0.5)	43.2	3,176.9
Provision for income taxes	500.3	—	—	500.3

Net income/(loss) from discontinued operations (net of tax)	2,633.9	(0.5)	43.2	2,676.6

2012	Tysabri	Prothena	EDT/ Alkermes	Total
Revenue	$883.0	$—	$—	$883.0
Cost of sales	481.8	—	—	481.8

Gross margin	401.2	—	—	401.2
Operating expenses:
Selling, general and administrative expenses	81.1	1.1	—	82.2
Research and development expenses	46.0	22.4	—	68.4
Net (gain)/loss on divestment of business	—	6.7	—	6.7
Other net charges	3.6	—	—	3.6

Total operating expenses	130.7	30.2	—	160.9

Operating income/(loss)	270.5	(30.2)	—	240.3

Net investment losses:
Net loss on disposal of equity method investment	—	—	13.1	13.1
Net loss on equity method investment	—	—	7.2	7.2

Net interest and investment losses	—	—	20.3	20.3

Net income/(loss) from discontinued operations before income taxes	270.5	(30.2)	(20.3)	220.0
Provision for/(benefit from) income taxes	49.7	(3.5)	—	46.2

Net income/(loss) from discontinued operations (net of tax)	$220.8	$(26.7)	$(20.3)	$173.8

Tysabri Revenue

On April 2, 2013, we completed the asset purchase transaction with Biogen Idec Inc. (Biogen Idec), which was announced on February 6, 2013, whereby we transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of approximately $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. As a result of the disposal of the Tysabri IP and other assets related to Tysabri, the results of the Tysabri business for the period through April 2, 2013, including the gain on the disposal of this business, are presented as a discontinued operation in the Unaudited Condensed Consolidated Statement of Operations for the nine months ended September 30, 2013, and the comparative amounts have been restated to reflect this classification. In accordance with the terms of the Tysabri Transaction, we received as revenue a 50% share of Tysabri profits for the month of April 2013, after which we will receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. These receipts are recorded as revenue within continuing operations.

Tysabri revenue for the period from January 1, 2013 to April 2, 2013 and for the three and nine months ended September 30, 2012 consisted of the following (in millions):

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
		Product revenue:
$—	$230.5	Tysabri — U.S.	$257.4	$643.0
—	75.9	Tysabri — ROW	86.6	240.0

$—	$306.4	Total Tysabri Revenue	$344.0	$883.0

Tysabri was developed in collaboration with Biogen Idec, Inc. (Biogen Idec). Prior to the completion of Tysabri Transaction, Tysabri was marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, we shared with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec was responsible for manufacturing the product. In the United States, we purchased Tysabri from Biogen Idec and were responsible for distribution. Consequently, we recorded as revenue the net sales of Tysabri in the U.S. market. We purchased product from Biogen Idec at a price that included the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, was included in cost of sales.

Outside of the United States, Biogen Idec was responsible for distribution and we recorded as revenue our share of the profit or loss on these sales of Tysabri, plus our directly-incurred expenses on these sales, which were primarily comprised of royalties that we incurred and were payable by us to third parties and were reimbursed by the collaboration.

The Tysabri revenue of $344.0 million recorded in the net income from discontinued operations reporting line in the first nine months of 2013 relates to the period through April 2, 2013, prior to the completion of the Tysabri Transaction. Post completion of the Tysabri Transaction, the 50% share of Tysabri profits for the month of April 2013 in addition to the continuing royalties are recorded as revenue within continuing operations.

For the period from January 1, 2013 to April 2, 2013, we recorded net Tysabri ROW revenue of $86.6 million. For the three and nine month periods ended September 2012, we recorded net Tysabri ROW revenue of $75.9 million and $240.0 million, respectively. The calculation of the net Tysabri ROW for these periods is set out below (in millions):

Three Months Ended September 30			Nine Months Ended September 30
2013	2012		2013	2012
$—	$173.3	ROW in-market sales by Biogen Idec	$198.6	$555.3
—	(70.9)	ROW operating expenses incurred by Elan and Biogen Idec	(82.2)	(233.1)

—	102.4	ROW operating profit generated by Elan and Biogen Idec	116.4	322.2

—	51.2	Elan’s 50% share of Tysabri ROW collaboration operating profit	58.2	161.1
—	24.7	Elan’s directly incurred costs	28.4	78.9

$—	$75.9	Net Tysabri ROW revenue	$86.6	$240.0

SG&A expenses

SG&A expenses decreased to $25.5 million for the nine months ended September 30, 2013, from $82.2 million for the same period of 2012, primarily due to the completion of the Tysabri Transaction in April 2013.

R&D expenses

R&D expenses decreased to $15.4 million for the nine months ended September 30, 2013 from $68.4 million for the same period of 2012. This decrease primarily reflects the completion of the Tysabri Transaction in April 2013 and the impact of the spin-off of the Prothena business on December 21, 2012.

Net Gain on Divestment of Business

The pretax gain recorded on divestment of the Tysabri business in the Unaudited Condensed Consolidated Statement of Operations for the nine months ended September 30, 2013 amounted to $3,021.6 million, and was calculated as follows (in millions):

Nine Months Ended September 30, 2013
Cash consideration	$3,249.5
Goodwill	(110.8)
Other intangible assets	(84.4)
Transaction and other costs	(32.7)

Net gain on divestment of business	$3,021.6

We incurred $0.5 million (2012: $6.7 million) of transaction costs associated with the separation of the Prothena Business during the first nine months of 2013.

Other Net Charges

During the nine months ended September 30, 2013, we incurred severance, restructuring and other costs of $3.7 million related primarily to the Tysabri business.

During the nine months ended September 30, 2012, we incurred severance, restructuring and other costs of $3.6 million related to the planned closure of the South San Francisco facility and the associated reduction in headcount.

Provision for Income Taxes

The income tax expense for the first nine months of 2013 of $500.3 million (2012: $46.2 million) includes a tax charge on the Tysabri Transaction of approximately $481.4 million. This includes a cash tax charge of approximately $9.2 million related to U.S. State taxes and Federal alternative minimum taxes and the remainder of the charge relates to the utilization of deferred tax assets.

Net Loss on the Disposal of Equity Method Investment

In the nine months ended September 30, 2012, we recognized a loss of $13.1 million on the disposal of 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc in March 2012.

Net Loss on Equity Method Investment

In the nine months ended September 30, 2012, we recorded a net loss on the equity method investment of $7.2 million related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc in March 2012.

Net Gain on the Disposal of Available-For-Sale Investment

In February 2013, we received proceeds of $169.7 million for the disposal of our remaining 7.75 million ordinary shares of Alkermes plc and recognized a realized gain on disposal of $43.2 million.

Adjusted EBITDA from Discontinued Operations — Non-GAAP Financial Information

A reconciliation of Adjusted EBITDA from discontinued operations to net income from discontinued operations is set out in the table below (in millions). Refer to page 29 for information on this non-GAAP measure of operating results and our reasons for presenting it.

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
$—	$69.4	Net income from discontinued operations	$2,676.6	$173.8
—	—	Net investment (gains)/losses	(43.2)	20.3
—	15.4	Provision for income taxes	500.3	46.2
—	3.2	Depreciation and amortization	0.1	10.1

$—	$88.0	EBITDA from discontinued operations	$3,133.8	$250.4
—	1.5	Share-based compensation	0.5	8.7
—	6.7	Net gain on divestment of business	(3,021.1)	6.7
—	3.6	Other net charges	3.7	3.6

$—	$99.8	Adjusted EBITDA from discontinued operations	$116.9	$269.4

Adjusted EBITDA from discontinued operations decreased to $116.9 million for the nine months ended September 30, 2013, from $269.4 million for the same period of 2012. This is primarily due to the completion of the Tysabri Transaction on April 2, 2013.

Liquidity and Capital Resources

Cash and Cash Equivalents, Liquidity and Capital Resources

Our liquid and capital resources were as follows (in millions):

	September 30, 2013	December 31, 2012
Cash and cash equivalents	$1,873.3	$431.3
Restricted cash and cash equivalents — current	3.0	2.6
Investment securities — current	65.5	167.9
Shareholders’ equity	2,086.4	618.2
Total debt	—	600.0

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with a maturity on acquisition of three months or less to be cash equivalents. Our primary source of funds as at September 30, 2013 consisted of cash and cash equivalents of $1,873.3 million, which excludes current restricted cash of $3.0 million, and current investment securities of $65.5 million. Cash and cash equivalents primarily consist of holdings in U.S. Treasuries funds and bank deposits and were impacted during the first nine months of 2013 by the completion of the Tysabri Transaction and the Share Repurchase.

At September 30, 2013, our shareholders’ equity was $2,086.4 million, compared to $618.2 million at December 31, 2012. The increase is primarily due to the net income in the first nine months of 2013 of $2,338.2 million, which includes the $3,021.6 million gain on disposal of the Tysabri business, offset by the $1.0 billion Share Repurchase, which resulted in the purchase, and subsequent cancellation, of 88.9 million ordinary shares, representing approximately 15% of Elan’s then outstanding ordinary shares.

Cash Flow Summary

Our cash flows were as follows (in millions):

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
$(63.8)	$15.9	Net cash (used in)/provided by operating activities	$(229.5)	$29.0
0.1	(3.9)	Net cash provided by/(used in) investing activities	3,334.6	329.1
18.7	8.2	Net cash provided by/(used in) financing activities	(1,663.1)	16.8

(45.0)	20.2	Net increase in cash and cash equivalents	1,442.0	374.9

$1,918.3	$626.4	Cash and cash equivalents at beginning of year	$431.3	$271.7

$1,873.3	$646.6	Cash and cash equivalents at end of year	$1,873.3	$646.6

Operating Activities

The components of net cash used in operating activities were as follows (in millions):

Three Months Ended September 30,			Nine Months Ended September 30,
2013	2012		2013	2012
$12.1	$(38.6)	Adjusted EBITDA from continuing operations	$(13.8)	$(126.6)
—	99.8	Adjusted EBITDA from discontinued operations	116.9	269.4
(9.8)	(15.6)	Net interest and tax	(61.8)	(44.1)
(11.3)	(41.6)	Other net charges	(166.6)	(43.1)
(54.8)	11.9	Working capital (increase)/decrease	(104.2)	(26.6)

$(63.8)	$15.9	Net cash (used in)/provided by operating activities	$(229.5)	$29.0

Net cash used by operating activities was $229.5 million in the nine months ended September 30, 2013 (2012: $29.0 million cash provided). Net cash used by operating activities was $63.8 million in the three months ended September 30, 2013 (2012: $15.9 million cash provided).

The improvement in net cash outflow from Adjusted EBITDA from continuing operations in the three and nine month periods ended 30 September 2013 is discussed on page 29. The decrease in net cash inflow from Adjusted EBITDA from discontinued operations in the three and nine month periods ended 30 September 2013 is discussed on page 34.

Net interest and tax of $61.8 million in the first nine months of 2013 (2012: $44.1 million), was primarily comprised of an excess tax benefit from share based compensation of $38.2 million and debt interest expense. Debt interest expense in the first nine months of 2013 was lower than the first nine months of 2012, due to the debt refinancing transactions that occurred during the second half of 2012 and the retirement of the 2019 Notes on May 2, 2013.

Net interest and tax of $9.8 million in the three months ended September 30, 2013 (2012: $15.6 million), was primarily comprised of an excess tax benefit from share based compensation of $9.9 million.

The other charges of $166.6 million in the first nine months of 2013 (adjusted to exclude net non-cash charges of $2.7 million) were primarily comprised of $32.7 million Tysabri Transaction costs (reported as part of the net gain on divestment of business reporting line), transaction and other costs in relation to the proposed Theravance Transaction, the AOP Transaction and the ELND005 Transaction and the defense of the Royalty Offer and the formal sale process. In addition, we made a donation to the University of Cambridge of $21.4 million to fund innovative research initiatives at the university and made a payment to Intarcia, to help fund Intarcia’s Phase 3 clinical trial of its lead product candidate for the treatment of Type 2 Diabetes. We also incurred severance and other restructuring costs.

The working capital increase of $104.2 million in the first nine months of 2013 (2012: $26.6 million) and $54.8 million in the three months ended September 30, 2013 (2012: $11.9 million decrease) was primarily driven by the unwind in working capital balances related to the Tysabri business, partially offset by an increase in accrued transaction costs.

Investing Activities

Net cash provided by investing activities was $3,334.6 million in the first nine months of 2013 (2012: $329.1 million). Net cash provided by investing activities in the three months ended September 30, 2013 was $0.1 million (2012: $3.9 million used). The primary components of cash provided by investing activities in the first nine months of 2013 include the upfront payment of approximately $3.25 billion from Biogen Idec on completion of the Tysabri transaction, the net proceeds received of $169.7 million on the sale of the remaining 7.75 million Alkermes plc shares received on the divestment of the EDT business, partially offset by the $55.7 million of funding provided to Janssen AI during the first half of 2013 and a $40.0 million payment for a 48% equity stake in Newbridge.

Financing Activities

Net cash used by financing activities totaled $1,663.1 million in the first nine months of 2013 (2012: $16.8 million provided), primarily reflecting the $1.0 billion used to repurchase 88.9 million ordinary shares, representing approximately 15% of the then outstanding Elan ordinary shares and the retirement of the $600.0 million in aggregate principal amount of 2019 Notes and associated costs.

Net cash provided by financing activities in the three months ended September 30, 2013 of $18.7 million (2012: $8.2 million) include the proceeds from the issuance of shares related to employee stock plans and the excess tax benefits from share based compensation of $9.9 million.

Debt Facilities

On April 2, 2013, we announced that we had issued an irrevocable notice of redemption to redeem all of the $600.0 million in aggregate principal amount of the then outstanding 2019 Notes. The total redemption payment on the 2019 Notes was $706.7 million plus accrued and unpaid interest. The redemption was completed on May 2, 2013. At September 30, 2013, we had no outstanding debt (December 31, 2012: $600.0 million).

Commitments and Contingencies

For information regarding our lease commitments, refer to Note 17 of the Unaudited Condensed Consolidated Financial Statements.

Subject to the successful completion of the Perrigo Transaction Agreement, we expect to incur transaction costs of approximately $120 million, of which approximately $60 million had been incurred and expensed by September 30, 2013. For information regarding our other commitments and contingencies, refer to Note 33 to the Consolidated Financial Statements in our 2012 Annual Report on Form 20-F/A.